

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

<u>Via E-mail</u>
Pierre Nanterme
Chief Executive Officer
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re:** **Accenture plc**
> **Form 10-K for the Fiscal Year Ended August 31, 2012**
> **Filed October 30, 2012**
> **File No. 1-34448**

Dear Mr. Nanterme:

　　We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. In your letters to us dated February 13, 2009 and March 13, 2009, you said that at least since 2008 you had generated revenues in connection with engagements involving Iran, Sudan, and Syria. Your Form 10-K does not include disclosure regarding operations associated with Iran, Sudan, and Syria. As you know, Iran, Sudan, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note also references on page 24 to operations by two of your operating groups in Latin America, a region that can be understood to include Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and asset controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, Syria, and Cuba, whether through direct or indirect arrangements, since the referenced letters. Your response should describe any technology or services you have provided or intend to provide into Iran, Sudan, Syria, and Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance